================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               -----------------
                                  SCHEDULE TO
                                 (Rule 13e-4)
                               (Amendment No. 2)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               -----------------
                           Navigant Consulting, Inc.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -----------------
         Options to Purchase Common Stock, par value $0.001 per share,
           Having an Exercise Price Equal to or in Excess of $15.00
   Options to Purchase Common Stock, par value $0.001 per share, granted on
                               June 1, 2000 and
   granted on September 1, 2000 in exchange for certain options exchanged on
                                 June 1, 2000
                        (Title of Class of Securities)
                               -----------------
                                 693 35 N 10 7
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                               -----------------
                               Philip P. Steptoe
                 Vice President, General Counsel and Secretary
                           Navigant Consulting, Inc.
                            615 North Wabash Avenue
                            Chicago, Illinois 60611
                                (312) 573-5600
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)
                               -----------------
                                   Copy to:
                             Leland E. Hutchinson
                                Winston Strawn
                             35 West Wacker Drive
                            Chicago, Illinois 60601
                                (312) 558-5600
                               -----------------
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
    Amount Previously Paid: $1,111.
    Form or Registration No.: 5-50425.
    Filing party: Navigant Consulting, Inc.
    Date filed: October 4, 2002.
[_] Check the box if the filing relates soley to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.
   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
================================================================================

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   This Amendment No. 2 (this "Amendment No. 2") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on October 4, 2002 (the "Schedule TO") by Navigant Consulting, Inc. (the "Company"), as previously amended by Amendment No. 1 to Schedule TO ("Amendment No. 1") filed with the Commission on October 8, 2002 by the Company. Capitalized terms used and not defined in this Amendment No. 2 have the meanings given to those terms in the Schedule TO, Amendment No. 1 and their respective exhibits.

Items 1 through 9 and 11.

   Items 1-9 and 11 of the Schedule TO, as amended by Amendment No. 1, which incorporate by reference the information contained in the Offer to Purchase and the Offer to Exchange, are hereby amended as follows:

   (1) All references in each of the [Offer to Purchase] [Offer to Exchange] to the expiration date and October 31, 2002 are hereby amended to refer to November 4, 2002.

   (2) The first sentence of Section 4 of the [Offer to Purchase] [Offer to Exchange] is hereby amended and restated in its entirety to read as follows:

              "You may withdraw tendered options by following the procedures described in this Section 4. In addition, you may withdraw options not yet accepted for [payment] [exchange] after the expiration of forty business days from the commencement of the offer."

   (3) The first sentence of Section 5 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

              "On the terms and subject to the conditions of this offer and promptly after the expiration date, we will accept for purchase all options validly tendered and not validly withdrawn on or before the expiration date."

   (4) The fourth sentence of Section 5 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

              "You will receive the full option purchase price per share (less applicable withholding taxes), as calculated provided in this offer, for your options that are properly tendered and are accepted for payment promptly after the expiration date."

   (5) The first sentence of Section 5 of the Offer to Exchange is hereby amended and restated in its entirety to read as follows:

              "On the terms and subject to the conditions of this offer, if we decide to accept all properly tendered options as described in
              Section 3, we will promptly exchange the eligible options and cancel all eligible options properly tendered and not validly withdrawn before the expiration date."

   (6) The introductory portion of the second paragraph of Section 6 of the [Offer to Purchase] [Offer to Exchange] is hereby amended and restated in its entirety to read as follows:

              "Notwithstanding any other provision of the offer, we will not be required to accept any eligible options elected for [purchase] [exchange], and we may terminate or amend the offer, or postpone our acceptance and cancellation of any eligible options elected for [purchase] [exchange], in each case, subject to certain securities laws limitations, if at any time on or after October 4, 2002 and before the expiration date of this offer any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of eligible options elected for [purchase] [exchange]:"

   (7) The last paragraph of Section 6 of the [Offer to Purchase] [Offer to Exchange] is hereby amended and restated in its entirety to read as follows:

              "The conditions to the offer are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them prior to the expiration of the offer. Other than those dependent on receipt of necessary government approvals, we may waive them, in whole or in part, at any time and from time to time prior to the expiration of the offer, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this section will be final and binding upon all persons."

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

                                          NAVIGANT CONSULTING, INC.

                                          By: /S/  PHILIP P. STEPTOE
                                          Name: Philip P. Steptoe
                                          Title: Vice-President, General
                                            Counsel and Secretary

Date: October 17, 2002

                               INDEX TO EXHIBITS

Exhibit
Number   Description
-------  -----------
(a)(1)*  Offer to Purchase, dated October 4, 2002.
(a)(2)*  Offer to Exchange, dated October 4, 2002.
(a)(3)*  Form of Cover Letter to Eligible Employees regarding the Offer to Purchase and Summary of
         Procedures.
(a)(4)*  Form of Cover Letter to Eligible Employees regarding the Offer to Exchange and Summary of
         Procedures.
(a)(5)*  Form of Purchase Election Form.
(a)(6)*  Form of Exchange Election Form.
(a)(7)*  Pages F-1 through F-28 of the Navigant Consulting, Inc. Annual Report to Stockholders, included in the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (the
         Annual Report), filed with the Securities and Exchange Commission (the Commission) on March
         28, 2002 and incorporated herein by reference (File No. 0-28830).
(a)(8)*  Pages 3 through 10 of the Company's Quarterly Report on Form 10-Q for the period ended March
         31, 2002, filed with the Commission on May 10, 2002 and incorporated herein by reference (File
         No. 0-28830).
(a)(9)*  Pages 3 through 11 of the Company's Quarterly Report on Form 10-Q for the period ended June 30,
         2002, filed with the Commission on August 14, 2002 and incorporated herein by reference (File No.
         0-28830).
(a)(10)* Section 83(b) Tax Election Form.
(a)(11)* Press Release dated October 7, 2002.
(b)      Not applicable.
(d)(1)*  Navigant Consulting, Inc. Long-Term Incentive Plan (as Amended through November 30, 2000), filed as Appendix B to Navigant Consulting, Inc.'s Proxy Statement on Schedule 14A, filed with the
         Commission on November 2, 2000 and incorporated herein by reference (File No. 0-28830).
(d)(2)*  Form of Restricted Stock Award (included as Annex A to Exhibit (a)(2) and incorporated herein by reference).
(g)      Not applicable.
(h)      Not applicable.

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*  Previously filed.


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